SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

320771108

(CUSIP Number)

Ben I. Adler, Esq. Goldman, Sachs & Co. 200 West Street New York, New York 10282 (212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON The Goldman Sachs Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,000
	8.	SHARED VOTING POWER 3,244,184
	9.	SOLE DISPOSITIVE POWER 19,000
	10.	SHARED DISPOSITIVE POWER 3,244,184
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,184
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON (See Instructions) HC; CO

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON Goldman, Sachs & Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC; OO; AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,244,184
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,244,184
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,244,184
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON (See Instructions) BD; PN; IA

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,172,526
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,172,526
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,172,526
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Advisors VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Parthenon B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,765,297
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,765,297
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,297
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Rule 13d-101

CUSIP No. 320771108	SCHEDULE 13D/A

1.	NAME OF REPORTING PERSON GS Parthenon A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 407,229
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 407,229
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,229
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 2 supplements and amends certain information in the Statement on Schedule 13D filed on December 31, 2007 (the “Initial Schedule 13D”), the Amendment No. 1 to the Initial Schedule 13D filed on August 20, 2008 (“Amendment No. 1” and, together with this “Amendment No. 2,” this “Schedule 13D”) by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Parthenon A, L.P. (“GS Parthenon A”) and GS Parthenon B, L.P. (“GS Parthenon B” and, together with GS Parthenon A, the “Purchasers”) relating to shares of Common Stock, par value $.01 per share, of The First Marblehead Corporation. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Initial Schedule 13D.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Initial Schedule 13D, as amended by Amendment No, 1, is hereby amended by replacing in its entirety Schedules I, II-A, II-B, II-C, II-D, II-E and III incorporated therein by reference with Schedules I, II-A, II-B, II-C, II-D, II-E and III hereto, respectively, which Schedules I, II-A, II-B, II-C, II-D, II-E and III are incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Initial Schedule 13D, as amended by Amendment No. 1, is hereby amended by adding the following to the beginning of the third paragraph:

“The Reporting Persons have determined to sell all Series B Preferred Stock beneficially owned as well as Common Stock that, together, constitute 9.9% of the Issuer’s outstanding Common Stock on an as-converted basis, in a private transaction.”

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

“(a) The following is based upon 111,055,467 shares of Common Stock outstanding, which includes 102,208,734 shares outstanding as of November 5, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, plus 8,846,733 shares of Common Stock issued upon conversion of the Series B Preferred Stock in connection with the transfer described in Item 5(c).

As of November 30, 2012, each of GS Group and Goldman Sachs may be deemed to beneficially own 2.9% of the outstanding Common Stock, consisting of (i) 71,658 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and (ii) 3,172,526 shares of Common Stock acquired by the Purchasers in the Series A Conversion. In addition, GS Group may be deemed to beneficially own 19,000 shares of Common Stock that it holds directly.

As of November 30, 2012, GSCP Advisors may be deemed to beneficially own 3,172,526 shares of Common Stock acquired by the Purchasers in the Series A Conversion.

As of November 30, 2012, GS Parthenon A directly holds, and may be deemed to beneficially own, 407,229 shares of Common Stock acquired by it in the Series A Conversion.

As of November 30, 2012, GS Parthenon B directly holds, and may be deemed to beneficially own, 2,765,297 shares of Common Stock acquired by it in the Series A Conversion.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D and II-E to this Schedule 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) On November 30, 2012, the Purchasers entered into a Purchase Agreement with The Mangrove Partners Fund, L.P., whereby the Purchasers entered into a binding contract to sell, in a private transaction, with settlement to occur as soon as reasonably practicable, 132,701 shares of Series B Preferred Stock, convertible upon transfer into 8,846,733 shares of Common Stock, and 2,147,758 shares of Common Stock, which together equal, on an as-converted basis, 9.9% of the outstanding shares of Common Stock of the Issuer, at a price per share of $0.35 on an as-converted basis.

Schedule IV sets forth additional transactions in the Common Stock which were effected during the sixty day period from October 1, 2012 through November 30, 2012, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock described in Schedule IV were effected in open market transactions on the New York Stock Exchange, the over-the-counter market and various other trading markets. Except as set forth in this Item 5(c) and Schedule IV, no transactions in the Common Stock were otherwise effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D and II-E hereto, during the sixty day period from October 1, 2012 through November 30, 2012.

(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) On November 30, 2012, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer, and therefore this Amendment No. 2 is an exit filing with respect to the Schedule 13D by all Reporting Persons.”

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Initial Schedule 13D, as amended by Amendment No. 1, is hereby amended by adding the following to the end of such Item:

“On November 30, 2012, the Purchasers entered into a Purchase Agreement with The Mangrove Partners Fund, L.P., whereby the Purchasers agreed to sell, in a private transaction, with settlement to occur as soon as reasonably practicable, 132,701 shares of Series B Preferred Stock, convertible upon transfer into 8,846,733 shares of Common Stock, and 2,147,758 shares of Common Stock, which together equal, on an as-converted basis, 9.9% of the outstanding shares of Common Stock of the Issuer, at a price per share of $0.35 on an as-converted basis.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Initial Schedule 13D, as amended by Amendment No, 1, is hereby amended by adding the following exhibit:

“Exhibit 20: Purchase Agreement, dated as of November 30, 2012, among The Mangrove Partners Fund, L.P., as Purchasers, and GS Parthenon A, L.P. and GS Parthenon B, L.P., as Sellers.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

THE GOLDMAN SACHS GROUP, INC.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GOLDMAN, SACHS & CO.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GSCP VI ADVISORS, L.L.C.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS ADVISORS VI, L.L.C.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS PARTHENON B, L.P.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

GS PARTHENON A, L.P.

By	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-Fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Executive Director and Chief Executive Officer of the Retirement Policy Center

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital LLC

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus LLC

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners, LLP

James J. Schiro	Former Chief Executive Officer of Zurich Financial Services

Debora L. Spar	President of Barnard College

Mark Edward Tucker	Executive Director, Group Chief Executive Officer and President of AIA Group Limited

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael M. Furth, Martin A. Hintze, Philippe Camu, James H. Reynolds, Emmanuel Bresson, Richard J. Butland, Jean-Christophe Germani, Matthias Hieber, Till C. Hufnagel, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui, Andrew Wolff, Sean Fan and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104. The business address of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Kota Igarashi is Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan. The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia. The business address of Pei Pei P. Yu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Emmanuel Bresson and Jean-Christophe Germani are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Till Hufnagel, Steffen Kastner and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Steven R. Sher and Raheel Zia are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium, Ankur Sahu, Sumit Rajpal and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Mick J. Beekhuizen is a citizen of The Netherlands, Matthias Hieber is a citizen of Austria, Pei Pei P. Yu.is a citizen of Taiwan, Sean Fan is a citizen of the People’s Republic of China and Richard Zhu is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Mick J. Beekhuizen	Vice President	Managing Director of Goldman, Sachs & Co.

Emmanuel Bresson	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean-Christophe Germani	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Till C. Hufnagel	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co

Kota Igarashi	Vice President	Managing Direct of Goldman Sachs Japan, Co., Ltd

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Pei Pei P. Yu.	Vice President	Managing Director of Goldman Sachs (China) LLC

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael M. Furth, Martin A. Hintze, Philippe Camu, James H. Reynolds, Emmanuel Bresson, Richard J. Butland, Jean-Christophe Germani, Matthias Hieber, Till C. Hufnagel, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui, Andrew Wolff, Sean Fan and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104. The business address of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Kota Igarashi is Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan. The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia. The business address of Pei Pei P. Yu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Emmanuel Bresson and Jean-Christophe Germani are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Till Hufnagel, Steffen Kastner and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Steven R. Sher and Raheel Zia are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium, Ankur Sahu, Sumit Rajpal and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Mick J. Beekhuizen is a citizen of The Netherlands, Matthias Hieber is a citizen of Austria, Pei Pei P. Yu.is a citizen of Taiwan, Sean Fan is a citizen of the People’s Republic of China and Richard Zhu is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Mick J. Beekhuizen	Vice President	Managing Director of Goldman, Sachs & Co.

Emmanuel Bresson	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean-Christophe Germani	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Till C. Hufnagel	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co

Kota Igarashi	Vice President	Managing Direct of Goldman Sachs Japan, Co., Ltd

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Pei Pei P. Yu.	Vice President	Managing Director of Goldman Sachs (China) LLC

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GSCP Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael M. Furth, Martin A. Hintze, Philippe Camu, James H. Reynolds, Emmanuel Bresson, Richard J. Butland, Jean-Christophe Germani, Matthias Hieber, Till C. Hufnagel, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui, Andrew Wolff, Sean Fan and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104. The business address of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Kota Igarashi is Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan. The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia. The business address of Pei Pei P. Yu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Emmanuel Bresson and Jean-Christophe Germani are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Till Hufnagel, Steffen Kastner and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Steven R. Sher and Raheel Zia are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium, Ankur Sahu, Sumit Rajpal and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Mick J. Beekhuizen is a citizen of The Netherlands, Matthias Hieber is a citizen of Austria, Pei Pei P. Yu.is a citizen of Taiwan, Sean Fan is a citizen of the People’s Republic of China and Richard Zhu is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Mick J. Beekhuizen	Vice President	Managing Director of Goldman, Sachs & Co.

Emmanuel Bresson	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean-Christophe Germani	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Till C. Hufnagel	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co

Kota Igarashi	Vice President	Managing Direct of Goldman Sachs Japan, Co., Ltd

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Pei Pei P. Yu.	Vice President	Managing Director of Goldman Sachs (China) LLC

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each of Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282. The business address of Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a United States citizen and Michael Schramm is a citizen of Germany.

Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.

SCHEDULE II-E

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. and GS Capital Partners VI GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu and Sumit Rajpal are citizens of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs – a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients – created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012

(the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massac husetts Water Pollution Abatement Trust on October 4, 2012.

SCHEDULE IV

Security	Purchases (P) / Sales (S)	Quantity	Price	Trade Date	Settlement Date

Common Stock	P	20	$0.9251	11/5/2012	11/8/2012
Common Stock	S	20	$0.72	11/8/2012	11/8/2012